FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-3788

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company

(Translation of registrar’s name into English)

The Netherlands
(State or Other Jurisdiction of Incorporation or Organization)

Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: (011 31 70) 377 9111
(Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Royal Dutch Petroleum Company

On October 31, 2005 Royal Dutch Shell plc and Royal Dutch Petroleum Company (“the Registrant”) announced the definitive terms of a restructuring that would involve the merger of the Registrant into a subsidiary, Shell Petroleum N.V. (“SPNV”). In connection with the merger, the Registrant is distributing a Chief Executive's letter to its shareholders, to notify them of the transaction. In addition, in accordance with Dutch law, the merger proposal of the Registrant and SPNV has been filed with the trade register in the Hague and the explanation to the merger proposal and a disclosure document dated October 31, 2005 have been deposited for inspection at the offices of the Registrant and SPNV. The Registrant is furnishing the following exhibits on this Report on Form 6-K, which are incorporated herein by reference:

Exhibit No.	Description
99.1	Letter from Chief Executive dated October 31, 2005
99.2	Disclosure Document, dated October 31, 2005
99.3	Merger Proposal dated October 31, 2005 (incorporated by reference to Amendment 4 of Schedule 13D filed by Royal Dutch Shell plc on October 31, 2005)
99.4	Explanation to the Merger Proposal dated October 31, 2005 (incorporated by reference to Amendment 4 of Schedule 13D filed by Royal Dutch Shell plc on October 31, 2005)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY, (Registrant) By /s/ Michiel Brandjes
Name: Michiel Brandjes Title: Company Secretary

Date: October 31, 2005